Guitar Center Holdings, Inc.

Guitar Center, Inc.

5795 Lindero Canyon Road

Westlake Village, CA 91362

January 3, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Attention:                                  Jennifer Thompson

Robert Babula

Andrew Blume

Via EDGAR Submission

Re:                           Guitar Center Holdings, Inc.

Guitar Center, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 26, 2013

File Nos. 333-175270-07 and 0-22207

Ladies and Gentlemen:

This letter is being transmitted on behalf of Guitar Center Holdings, Inc. and Guitar Center, Inc. (“Holdings” and “Guitar Center”, respectively, or collectively the “Registrants,” the “Companies,” “we,” “our” or “us”) in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated December 18, 2013, with respect to the Companies’ Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

The Staff’s comments are reproduced in italics in this response letter for the Staff’s convenience.

5. Long-Term Debt, page F-29

1.            We read your response to comment 5 from our letter dated November 12, 2013. Although you indicate that there was no net cash outflow for Holdings, we note that the transaction included a cash interest payment, an operating activity, and a cash issuance of debt, a financing activity. Please address the following comments:

•                 Tell us why this transaction should not be reflected on Holdings’ statements of cash flows as a $19.9 million operating cash outflow for the interest payment and a $19.9 million financing cash inflow for the debt issuance. In particular, it appears the $19.2 million increase in your long-term debt balance between fiscal year-ends 2011 and 2012 consists of the $19.9 million debt issuance offset by payments of $0.7 million. Please clarify why the cash issuances and repayments of your long-term debt should not both be classified within financing activities. Also clarify why Holdings’ statements of cash flows describes the interest payment as a non-cash item when the note holders physically received cash. Although Guitar Center paid the interest directly to note holders, the payment was a constructive disbursement on behalf of Holdings.

RESPONSE:

With respect to Holdings’ consolidated cash flow statement, this transaction represents a deferral of interest payments on Holdings’ senior PIK notes. We believe the $19.9 million of deferred interest should be presented as a cash outflow from operating activities when the interest liability is ultimately settled by payment of the Guitar Center senior notes.  We believe it would be misleading to the readers of our financial statements to indicate that Holdings obtained additional capitalization through debt issuance, when the purpose and effect of the transaction was to defer an operating cash outflow for interest expense.

The amended and restated indenture of Holdings’ senior PIK notes, dated as of March 2, 2011 (which is filed as Exhibit 4.3 to our registration statement on Form S-4, filed on June 30, 2011), provides the following in Section 1.1, Definitions:

“Interest Assignment Election” means the election by [Holdings] pursuant to the Assignment and Assumption to have each assignor named therein to sell and assign to Guitar Center its rights to receive 50% of the interest payable on the [senior PIK notes] held by such assignor in exchange for Guitar Center Notes in an aggregate principal amount equal to the assigned interest.

The Assignment and Assumption Agreement related to the interest payment deferral (which is filed as Exhibit 4.9 to our registration statement on Form S-4, filed on June 30, 2011) provides the following in Section 1(a.):

…at [Holdings] election,…each [Note Holder] shall irrevocably sell and assign to [Guitar Center], and [Guitar Center] shall irrevocably purchase and assume from each [Note Holder], effective as of the Interest Payment Date for the applicable interest period, all of such [Note Holder’s] rights as a Holder to receive 50% of the interest payable on [Holdings senior PIK notes]… in exchange for [Guitar Center’s] Unsecured Senior Notes… in an aggregate principal amount equal to the Assigned Interest.

The language in the indenture indicates that the purpose and intent of the agreement was to permit Holdings to elect to defer cash outflows for interest by compelling the holders of the senior PIK notes to assign to Guitar Center their right to receive 50% of the interest payable on the senior PIK notes in exchange for Guitar Center senior notes. We believe our presentation in Holdings’ statement of cash flows as a non-cash item is consistent with the purpose of the interest assignment election. We had the option to make a net interest payment under the assignment and assumption agreement, but we executed the transaction as a simultaneous interest payment and debt issuance solely for the administrative convenience of the trustee. In addition to these factors, we believe there is additional support for netting these cash flows in Holdings’ consolidated financial statements because (i) it was the same entity receiving interest on the Holdings senior PIK notes and returning proceeds in exchange for Guitar Center senior notes and (ii) the activities of Guitar Center are included in the consolidated financial statements of Holdings.

The following table provides an illustration of the journal entries (in thousands) to record the interest expense, payment and assignment related to this transaction:

	Holdings (Parent Company Only)		Guitar Center and Subsidiaries *		Holdings and Subsidiaries Consolidated *

	DR	CR	DR	CR	DR	CR

To record interest expense on Holdings senior PIK Notes:

Interest expense	39,782				39,782

Accrued interest payable		39,782				39,782

To record interest payment and assignment:

Accrued interest payable	39,782				39,782

Due to/from affiliate		39,782	39,782

Cash to trustee				19,891		19,891

Guitar Center senior notes				19,891		19,891

* Consolidated financial statements presented in our Annual Report on Form 10-K

When the Guitar Center senior notes are ultimately repaid, we expect to classify the $19.9 million that represents payment of deferred interest expense as a cash outflow from operating activities.

•                 Similarly, please clarify why Guitar Center’s interest payment to note holders is not reflected as operating activity cash outflows on its statements of cash flows.

RESPONSE:

With respect to Guitar Center’s consolidated statements of cash flows, interest on Holdings’ senior PIK notes is neither a liability nor an expense to Guitar Center. Therefore, the interest expense on the senior PIK notes is not an operating cash outflow in Guitar Center’s separate financial statements.

As a subsidiary of Holdings, Guitar Center is not the issuer of Holdings’ senior PIK notes.  In addition, neither Guitar Center nor any of its subsidiaries guarantees the senior PIK notes, and such notes are not secured by any of the assets of Guitar Center or its subsidiaries.

Payments made by Guitar Center to Holdings for use by Holdings in operations represent disbursements/repayments to a parent company. We present these disbursements in Guitar Center’s consolidated statements of cash flows as financing activities under the heading “Repayments to Guitar Center Holdings, Inc.”

In Guitar Center’s separate financial statements, we presented the exchange of cash interest for additional senior notes as a cash inflow and outflow from financing activities because it more clearly reflects a decrease in liabilities payable to the parent company and an increase in long-term debt payable to unaffiliated third parties.

•                 Please tell us if you classified any interest payments or debt proceeds in a similar manner during the historical periods presented and, if so, describe the quantitative impact on those statements.

RESPONSE: The $19.9 million interest assignment is the only exchange of liabilities between Guitar Center and Holdings in the three annual periods presented in our financial statements for the fiscal year ended December 31, 2012.

2011 Fiscal Year

For fiscal year 2011, we presented $8.3 million of accrued and unpaid interest on Holdings’ senior PIK notes as ‘Non-cash interest expense’ in Holdings’ consolidated statement of cash flows. This amount represents the portion of accrued and unpaid interest expense on Holdings’ senior PIK notes that would be deferred through the ‘Interest Assignment Election’ that was executed in 2012.

Interest expense on Holdings’ senior PIK notes is not recognized in Guitar Center’s separate consolidated financial statements and this amount is not presented in Guitar Center’s statement of cash flows.

2010 Fiscal Year

For fiscal year 2010, we presented $57.4 million of interest expense on Holdings’ senior PIK notes as ‘Non-cash interest expense’ in Holdings’ consolidated statement of cash flows. This amount represents accrued interest payable that was paid-in-kind by increasing the principal balance of Holdings’ senior PIK notes. No cash was exchanged between Holdings and the note holders.

A portion of the deferred paid-in-kind interest that was added to the principal balance on Holdings’ senior PIK notes was settled in cash in April 2013. We presented this payment of $129.8 million as a cash outflow from operating activities in Holdings’ consolidated statement of cash flows for the quarterly period ended in June 2013, under the heading ‘Payment of deferred paid-in-kind interest.’

Interest expense on Holdings’ senior PIK notes is not recognized in Guitar Center’s separate consolidated financial statements and this amount is not presented in Guitar Center’s statement of cash flows.

6. Segment Information, page F-34

2. We read your response to comment 6 from our letter dated November 12, 2013 and have the following comments:

•                 Please identify for us your chief operating decision makers (“CODM’s”). Also describe to us in greater detail the discrete financial information regularly provided to your CODM’s and provide us with the most recent illustrative copies of those reports.

RESPONSE: Our CODM’s consist of our Chief Executive Officer and our Chief Financial Officer.

In response to the Staff’s comment, we are providing the Staff on a supplemental basis with additional information (the “Supplemental Information”) together with the paper copy of this letter that is being transmitted by overnight courier.  We request, pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, that the Staff return the Supplemental Information to the undersigned once the Staff has completed its review and, by separate letter, are also requesting that such Supplemental Information be protected from public disclosure pursuant to 17 C.F.R. §200.83.

Appendix A of the Supplemental Information sets forth an illustrative copy of the statement of operating income and adjusted EBITDA, which is provided monthly to our CODM’s.  This report includes monthly and year-to-date net sales, gross profit and selling, general & administrative expenses for each of our brand segments. The report includes certain expense line items that comprise each financial statement caption and provides comparisons to budget and prior year amounts.

The first page summary presents the operating income and adjusted EBITDA results for each of our brand segments, which are the operating segments that are disclosed in our Segment Information footnote.

The supporting schedules (one schedule for each brand segment) present the operating income and adjusted EBITDA results for each of the segment’s component businesses.

•                 We note that your CODM’s receive monthly statements of operating income and adjusted EBITDA that include supporting schedules with disaggregated operating income and adjusted EBITDA statements for each of your “component businesses.” Please confirm that your component businesses consist of your Guitar Center retail stores, Music & Arts retail stores, and each of the five primary online businesses listed in your response. If our understanding is incorrect, please advise.

RESPONSE: The Staff’s understanding is correct with respect to our use of the phrase “component businesses.” In addition to the components listed above, there is also a component of our Guitar Center segment referred to as “Guitar Center SPO.” SPO is an acronym for ‘Special Purchase Orders’ and the sales from this component represent orders originated at our retail stores.

•                 Tell us how you identified your operating segments under ASC 280-10-50-1 through 50-9 and, in doing so; explain to us why each “component business” does not qualify as a separate operating segment. If you concluded the “component businesses” are separate operating segments, then tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments.

RESPONSE: We identified our operating segments primarily based on management’s view of the organization. Our CODM’s evaluate segment results and make decisions about resource allocation at the brand segment level, as evidenced by (i) the monthly adjusted EBITDA statement, which is summarized at the brand segment level, and (ii) our annual budgets and periodic forecasts, which are also prepared at the brand segment level for presentation to our CODM’s.

Although information about the component businesses within each brand segment is regularly provided to our CODM’s with the monthly adjusted EBITDA statements, our CODM’s do not make decisions about resource allocation for these components. Appendix B of the Supplemental Information sets forth illustrative budget and forecast information from 2013, as reviewed and approved by our CODM’s and presented to our board of directors. This information provided to our CODM’s and board of directors is prepared at the brand segment level, which is consistent with our Segment Information footnote.

We also considered the management of our brand segments and component businesses in determining our operating segments. Not all of the business components have brand managers who report to our CODM’s, which we believe indicates that these components are not operating segments and that our CODM’s do not make decisions about resource allocation at that level.

•                 We note from your response that segment management regularly reviews discrete financial information of your primary online businesses. If, as it appears, your Guitar Center reporting unit consists of two components under ASC 350-20-35-34, your Guitar center retail store business and guitarcenter.com business, please demonstrate to us how those components have similar economic characteristics and can be aggregated into a single reporting unit for goodwill impairment testing purposes.

RESPONSE: We advise the Staff of the following economic characteristics of our Guitar Center retail store business and our guitarcenter.com businesses:

a.             Our Guitar Center retail and online businesses both offer retail sales of similar assortments of musical instruments and accessories, and these businesses have historically achieved similar gross profit margins, as reflected below:

	2010	2011	2012
Retail	28.6%	29.4%	28.8%
Online	32.2%	28.7%	29.2%
Guitar Center Brand Total	30.3%	29.3%	28.8%

b.            Our Guitar Center retail and online businesses both serve a similar customer base of hobbyists and working musicians.

c.             Delivery methods for our Guitar Center retail and online businesses are similar, in that we operate them together as a multi-channel retail outlet. Whether a customer places an order in-store or online, the customer can select delivery by retail store pick-up or home delivery. In either case, merchandise may be in stock at a retail store, shipped from our fulfillment center or shipped from another store. We maintain search engine kiosks in each of our retail stores, which customers can use to locate inventory across the chain at other retail stores or in our fulfillment center. Returns may be processed similarly, whether products were originally purchased online or in-store.

d.            Our Guitar Center retail and online businesses are not involved in production or manufacturing processes. These businesses use the same vendors and share purchasing, marketing and pricing functions and distribution networks.

e.             Our Guitar Center retail and online businesses do not operate in a regulated industry.

We also considered guidance in ASC 350-20-55-1 through 8 and concluded that the recoverability of goodwill is dependent on both components working together in concert. Our marketing and merchandising programs are highly integrated to support both online and retail businesses and our multi-channel customer interface requires extensive sharing of resources.

For these reasons, we believe our retail and online businesses have similar future prospects and it is appropriate to aggregate them into a single reporting unit.

For the Staff’s consideration, we have also provided Appendix C of the Supplemental Information, which illustrates that none of our online businesses, other than Musician’s Friend, which is included in the direct response segment, meet the 10% quantitative threshold in ASC 280-10-50-12.

Please call me at (818) 735-8800 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Michael Pendleton

Senior Vice President and General Counsel

cc:                              Tim Martin, Guitar Center, Inc.

Stuart C. McMullen, KPMG LLP

Dennis M. Myers, P.C., Kirkland & Ellis LLP